FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2017

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F            X                             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Yes                                                        No            X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

            Yes                                                        No            X

Banco Santander, S.A.

Item
1	Material Fact dated July 28, 2017 (Admission to Listing)

Item 1

MATERIAL FACT

Further to the material fact announcement published yesterday (registration number 255,167) in connection with the closing and registration with the Commercial Registry of Cantabria of the share capital increase with preemptive subscription rights of Banco Santander, S.A. (“Banco Santander”), which share securities note of the Spanish informative prospectus was registered with the official registry of the Comisión Nacional del Mercado de Valores on 4 July 2017 (the “Capital Increase”), Banco Santander informs that:

–	Today the Comisión Nacional del Mercado de Valores has confirmed that the applicable requirements for the listing of the 1,458,232,745 new shares with a nominal value of fifty euro cents each resulting from the Capital Increase are met and the Spanish Stock Exchanges Governing Bodies have approved the admission to listing of the new shares.

–	The new shares are expected to be listed on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through the Spanish Automated Quotation System (Mercado Continuo) on 31 July 2017.

Boadilla del Monte (Madrid), 28 July 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: July 28, 2017	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer